

Mail Stop 3561

November 27, 2017

Mr. Hugh Baker
Chief Financial Officer
Scorpio Bulkers, Inc.
Le Millenium-9
Boulevard Charles III
Monaco 98000
Monaco

> **Re: Scorpio Bulkers, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-36231**

Dear Mr. Baker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2016

Operating and Financial Review and Prospects
Results for the year ended December 31, 2016 and prior, page 52

1. Please expand your disclosures to quantify the factors that contribute to each significant change in income statement line item. For example, please quantify the increases in revenue, by dollar amount and percentage, attributed to the number of vessels in fleet, vs. fluctuations in rates. Provide us with a sample of the revised disclosure for all periods presented in Form 20-F for the year ended December 31, 2016, as well as for all subsequent quarters for which information is available.

2. Please revise your discussion of results of operations to clearly explain the reasons for changes in results of operations for each segment disclosed in Note 14 to the financial statements. This discussion should at a minimum, include the reasons for the changes in revenue and segment profit(loss) for each segment, as well as any other significant changes during the period.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Lyn Shenk for

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure